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Filed by Data Return Corporation
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Subject Company: Data Return Corporation
Commission File No. 0-27801

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE DATA RETURN CORPORATION MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov . In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Data Return Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Data Return with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Information regarding Data Return's directors and executive officers is included in Data Return's amended Annual Report on Form 10-K, which was filed with the SEC on July 30, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

     The following is the description of the Merger Agreement (as defined below) and the Merger (as defined below) contemplated thereby which was filed by Data Return Corporation. with the Securities and Exchange Commission under cover of a Current Report on Form 8-K on November 2, 2001 (the "Form 8-K").

     On November 1, 2001, divine, inc., a Delaware corporation ("Parent"), TD Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and Data Return Corporation, a Texas corporation (the "Registrant"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Registrant has agreed to be acquired by Parent. Copies of the Merger Agreement and the joint press release issued in connection therewith are attached to the Form 8-K as Exhibit 2.1 and Exhibit 99.3, respectively, and are incorporated herein by reference.

     Subject to the terms and conditions of the Merger Agreement, Merger Subsidiary will merge with and into the Registrant (the "Merger"), with the Registrant to survive the Merger as a wholly-owned subsidiary of Parent.
Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock, par value $0.001 per share, of the Registrant ("Registrant Common Stock"), including the associated rights under the Registrant's Rights Agreement, will, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive 1.9876 shares (the "Exchange Ratio") of Class A common stock, par value $0.001 per share, of Parent ("Parent Common Stock"),
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including the associated rights under Parent's Rights Agreement. Notwithstanding the preceding sentence, in the event that the Exchange Ratio would result in the issuance of more than 72,250,000 shares of Parent Common Stock in the Merger, the Exchange Ratio will be adjusted to equal the quotient of 72,250,000 divided by the total number of shares of Registrant Common Stock outstanding immediately prior to the effective time of the Merger. If the Merger were consummated today, Parent would be required to issue approximately 72,000,000 shares of Parent Common Stock to holders of Registrant Common Stock; thus, the Exchange Ratio would not be subject to adjustment. Although the Registrant can give no definitive assurance on this matter, the Registrant does not intend to issue shares of Registrant Common Stock prior to the effective time of the Merger, except for shares issued upon exercise of outstanding employee stock options or warrants. The Registrant believes it is unlikely that a sufficient number of its options or warrants will be exercised prior to the effective time of the Merger so as to trigger a material adjustment to the Exchange Ratio. The foregoing statements of the Registrant's intent and belief are forward looking statements and are subject to the risk and uncertainty associated with the fact that the Registrant cannot control or predict with certainty the behavior of its option holders or warrant holders.

     All shares of Registrant Common Stock converted in the Merger will, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be canceled and cease to exist, and each holder of a certificate theretofore representing any such shares of Registrant Common Stock will thereafter cease to have any rights with respect to such shares, except the right to receive, upon the surrender of such certificate (or other appropriate action) in accordance with the terms and conditions of the Merger Agreement, the number of shares of Parent Common Stock specified above. Each share of Merger Subsidiary common stock issued and outstanding immediately prior to the Merger will be converted into, and will become, one share of common stock, par value $0.001 per share, of the surviving corporation.

     In addition, subject to the terms and conditions of the Merger Agreement, each outstanding and unexercised option to purchase Registrant Common Stock will, (i) to the extent permitted by the applicable plans and option agreements, be terminated if the result of dividing the exercise price of such option by the Exchange Ratio described above (the "Post-Merger Exercise Price") is greater than the closing sale price of Parent Common Stock on the trading day immediately preceding the Merger ("Terminated Options"), or (ii) if the Post-Merger Exercise Price of such option is less than or equal to the closing sale price of Parent Common Stock on the trading day immediately preceding the Merger, become and represent an option to purchase the number of shares of Parent Common Stock determined in accordance with the terms of the Merger Agreement. Promptly after the Merger, Parent will grant options to purchase Parent Common Stock to holders of Terminated Options in consideration for the termination thereof. Each outstanding and unexercised warrant to purchase Registrant Common Stock will become and represent a warrant to purchase the number of shares of Parent Common Stock determined in accordance with the terms of the Merger Agreement.

     The Merger is expected to close in December 2001 or January 2002, and is subject to approval by the Registrant's and, if required, Parent's stockholders and satisfaction of customary closing conditions.
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     In connection with the Merger Agreement, Parent has or will enter into a voting agreement (the "Voting Agreement") with certain shareholders of the Registrant pursuant to which such shareholders will agree to vote their shares of the Registrant's Common Stock held by them in favor of the adoption and approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to such shareholders. Each such shareholder will further agree not to vote its shares in favor of any of the following: (i) any proposal to acquire the Registrant other than the Merger Agreement, (ii) any merger, consolidation, reorganization, recapitalization, sale of assets, liquidation, dissolution, or other business combination transaction involving the Registrant, (iii) any removal of members of the board of directors of the Registrant, (iv) any amendment to the Registrant's articles of incorporation, or (v) any other action that is inconsistent with the Merger or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement. A copy of the form of Voting Agreement is attached to the Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

     In connection with the Merger Agreement, the Registrant and Parent also entered into a Credit Agreement, pursuant to which Parent has agreed to make available to the Registrant interim financing of up to a maximum of (i) $5,800,000 from the Closing Date (as defined in the Credit Agreement) to November 15, 2001, (ii) $8,550,000 from November 15, 2001 to December 15, 2001, and (iii) $9,800,000 from December 1, 2001 to January 1, 2002, subject to the earlier consummation of the Merger. A copy of the Credit Agreement is attached to the Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

     In connection with the Merger Agreement, the Registrant has amended its Rights Agreement, dated as of September 27, 1999 (as amended, the "Rights Agreement"), between the Company and Chasemellon Shareholder Services, L.L.C., as Rights Agent. The description and terms of the amendment are set forth in First Amendment to Rights Agreement attached to the Form 8-K as Exhibit 4.1 and is incorporated herein by reference.

     This filing contains forward-looking information. Statements made herein that reflect the Registrant's or its management's intentions, plans, beliefs, expectations or predictions of "future events" are forward-looking statements. Actual results or outcomes could differ materially from those contemplated in the forward-looking information and statements contained herein. The forward-looking statements contained herein represent the judgment of the Registrant as of the date of this report, and the Registrant disclaims any intent or obligation to update or revise such forward-looking statements to reflect any change in the Registrant's expectations with regard thereto or any change in events, conditions or circumstances on which such statements are based.